SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ABRADIN Action

Rio de Janeiro, February 28, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras, in addition to the market announcements issued on June 26, 2023 and November 28, 2023, informs that it has been notified of the terms of judicial complaint No. 0896208-05.2023.8.19.0001, promoted by the Brazilian Association of Investors - ABRADIN against ELETROBRAS and DELTA COMERCIALIZADORA DE ENERGIA LTDA.

The Company informs that the complaint requires the defendants to clarify, with the due presentation of supporting documents, whether:

(i) between April 1 and July 3, 2023, the period during which Mr. João Carlos Guimarães served as Eletrobras' Vice President of Trading, the Company entered into energy purchase and sale agreements or similar agreements with companies or funds managed by Delta Group; and

(ii) if the previous answer is affirmative, whether there is an ongoing audit or investigation into these contracts to verify if there was any kind of targeting or favoring of the Delta Group.

The Company also informs that the response to the filed complaint is attached to this announcement.

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

HONORABLE JUDGE OF THE 42ND CIVIL COURT OF THE DISTRICT OF THE CAPITAL OF THE STATE OF RIO DE JANEIRO.

Case no. 0896208-05.2023.8.19.0001

CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS, registered under the corporate tax ID (CNPJ/MF) No. 00.001.180/0001-26, headquartered in the Capital of the State of Rio de Janeiro, at Rua da Quitanda, 196, Centro, CEP 20091-005 ("ELETROBRAS"), hereby submits the following clarifications in the records of the Judicial Interpellation proposed by ABRADIN - BRAZILIAN ASSOCIATION OF INVESTORS ("INTERPELLANT").

1.	On the subject-matter of the interpellation:

The Interpellant, by means of the present lawsuit, intends to obtain from ELETROBRAS and DELTA COMERCIALIZADORA DE ENERGIA LTDA. the following information and documents, as follows:

a.	Clarify, with the due presentation of supporting documents, whether between April 1 and July 3, 2023, the period during which Mr. João Carlos Guimarães served as Eletrobras' Vice President of Trading, the Company entered into energy purchase and sale agreements or similar agreements with companies or funds managed by the Delta Group; and

b.	If the previous answer is affirmative, whether there is an ongoing audit or investigation into these contracts to see if there was any kind of targeting or favoring of the Delta Group.

2.	Brief background:

At the outset, it should be clarified that Eletrobras is a publicly traded holding company and a leader in power generation and transmission in Brazil. It contributes to making the Brazilian energy matrix one of the cleanest and most renewable in the world. As the largest company in the Latin American power sector, Eletrobras adopts strategies focused on governance, compliance, operational excellence, financial discipline and sustainable performance, as well as on valuing its people. Through our companies, we have a nationwide presence.

Ethics and transparency are part of our values. We have structured codes and programs that give the necessary transparency to the mechanisms and actions we adopt to be accountable to our stakeholders, reinforcing the importance of the ethical dimension in our business decisions and practices. These documents are available on the Company's website1.

Eletrobras’ Compliance Program reflects the Company’s commitment to ethical, honest and transparent performance, through a set of continuous actions aimed at preventing, identifying and correcting non-conformities or unlawful acts related to fraud, corruption and unethical conduct. The Program seeks to strengthen the culture of ethics and integrity, as well as ensuring compliance with anti-corruption laws by managers, leaders, professionals and third parties.

3.	On the requested information:

Eletrobras informs that energy trading contracts were signed in the period between April 1, 2023 and July 3, 2023 involving Eletrobras Group Companies and DELTA COMERCIALIZADORA DE ENERGIA LTDA Group companies.

In addition, the transactions carried out have a clause protecting the confidentiality of commercial conditions, which prevents the disclosure of additional data.

It is important to note that the confidentiality commitment in contracts signed in the free market is a common condition in the energy industry, as it involves key and strategic information for the contracting parties, such as commercial conditions, business secrets and information that is essential to ensure the necessary competitiveness for the exercise of the business activity of any company that trades energy. Thus, we emphasize that such clauses are standard in the contracts signed by the Eletrobras Companies, and were not specially inserted in the contracts signed with DELTA COMERCIALIZADORA DE ENERGIA LTDA Group companies, much less are they restricted to the period sought by the Petitioner.

The topic is important and is under a broad and current discussion, so that the General Data Protection Law determines that the National Data Protection Authority must safeguard the preservation of business secrecy and information confidentiality. Still on the issue, it should be noted that the legislator judged that the legal asset to be protected (business secrecy) is so important that a violation, exploitation or disclosure, without just cause, of business secrecy or confidential data that contributes to the debtor's economic vulnerability was defined as a crime2.

Regarding whether there is an ongoing audit or investigation involving such contracts, it should be pointed out that the internal auditing per se involves confidentiality of the information assessed and both CFC and Ibracon’s auditing standards and guidelines establish the duty of confidentiality of audit information.

Thus, we ratify the need to protect strategic information that, if disclosed, may cause damage to the Company and its competitiveness.

1 https://eletrobras.com/en/Paginas/Ethics-and-Transparency.aspx

2 "Art. 169. Violating, exploiting or disclosing business secrecy or confidential data on operations or services without just cause, thereby contributing to rendering the debtor economically or financially unviable: Penalty – imprisonment, from 2 (two) to 4 (four) years, and fine." – Law No. 11101/2005.

4.	Conclusion:

In view of all the above, Eletrobras hereby informs that:

a.	energy purchase and sale agreements were signed within the period determined by the Petitioner;
b.	as standard, the energy purchase and sale agreements in the free market signed by the Eletrobras Companies have a confidentiality clause involving the commercial conditions;
c.	the commercial conditions existing in the contracts signed are confidential in nature and are part of the business secrecy, and it is certain that their disclosure jeopardizes the Company's competitiveness; and
d.	the internal audit activity is confidential in nature.

It takes this opportunity to request that any subpoena of the present deed be made in the name of the lawyers Alexsandre Moreira Lopes, registered with the OAB/RJ under No. 117.301, and the lawyer Júlio Verbicário, registered with the OAB/RJ under No. 79.650, under penalty of nullity.

Accordingly, it awaits approval.

Rio de Janeiro, February 28, 2024.

Alexsandre Moreira Lopes

OAB/RJ 117.301

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.